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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               AST RESEARCH, INC.
                           (Name of Subject Company)

                               AST RESEARCH, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (Title of Class of Securities)

                                   001907104
                     (CUSIP Number of Class of Securities)

                               ----------------

                                SAFI U. QURESHEY
                            CHIEF EXECUTIVE OFFICER
                               AST RESEARCH, INC.
                              16215 ALTON PARKWAY
                            IRVINE, CALIFORNIA 92718
                                 (714) 727-4141
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                WITH COPIES TO:

        THOMAS C. JANSON, JR.                         NICK E. YOCCA
SKADDEN, ARPS, SLATE, MEAGHER & FLOM        STRADLING, YOCCA, CARLSON & RAUTH
       300 SOUTH GRAND AVENUE                   660 NEWPORT CENTER DRIVE
    LOS ANGELES, CALIFORNIA 90071                NEWPORT BEACH, CA 92660
           (213) 687-5000                            (714) 725-4000

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

  This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed on March 6, 1995, by AST Research Inc., a Delaware corporation (the "Company"), and relates to the tender offer made by Samsung Electronics Co., Ltd., a Korean corporation (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 6, 1995, as amended, to purchase 5,820,000 shares of the Company's common stock, par value $0.01 per share (the "Common Stock") at $22.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 6, 1995, as amended (the "Revised Offer to Purchase"), and the related Letter of Transmittal (which collectively in its revised form with the Revised Offer to Purchase constitute the "Revised Offer"). The purpose of this Amendment No. 1 is to amend and supplement Items 3, 8 and 9 of the Schedule 14D-9, as set forth below. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

  On June 7, 1995, the Company filed with the Securities and Exchange Commission (the "Commission") its definitive proxy material (the "Proxy Statement") for the Special Meeting of the Stockholders (the "Special Meeting"), scheduled to be held on June 30, 1995, to vote on the proposed investment by the Purchaser. Such Proxy Statement is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND.

  Item 3(b)(2)(i) is hereby supplemented to add the following:

  Amendment No. 1 to Stock Purchase Agreement. Following the Restatement (as defined below under "ADDITIONAL INFORMATION TO BE FURNISHED--Accounting Restatement"), the Company and the Purchaser entered into Amendment No. 1 to Stock Purchase Agreement, dated as of June 1, 1995 ("Amendment No. 1 to Stock Purchase Agreement"). See "ADDITIONAL INFORMATION TO BE FURNISHED--Accounting Restatement." Amendment No. 1 to the Stock Purchase Agreement provides, among other things, for the following:

    Waiver. The Purchaser agreed that the Restatement and the change in the Company's method of accounting for the acquisition of the personal computer manufacturing operations of Tandy Corporation set forth in the Restatement (the "Accounting Change") shall not constitute a breach of any representation, warranty or agreement or the failure of any condition set forth in the Stock Purchase Agreement and agreed that it shall not have the right to terminate the Agreement as a result of the Restatement or the Accounting Change.

    Contingent Shares Issuances. In the event that at any time or from time to time an action results in an Adverse Event (as defined below) that requires the payment by the Company of amounts in settlement of such action and the aggregate amounts actually so paid by the Company including, without limitation, any amounts paid by the Company for attorneys' fees, (all such amounts being referred to herein as "Specified Amounts") exceeds the Excess Loss Amount (as defined below) then the Company shall issue to the Purchaser, without the payment by the Purchaser of any additional consideration, a number of additional shares (rounded to the nearest whole share) of Common Stock (the "Contingent Shares") equal to the Excess Loss Amount divided by the Market Price (as defined below); provided, that in the event that the number of shares to be issued pursuant to the above formula would cause the Purchaser to exceed the maximum Purchaser Interest of 49.9% permitted pursuant to the Stockholder Agreement, then, in lieu thereof, the Company shall issue to the Purchaser (i) such number of shares of Common Stock as will cause the Purchaser Interest to equal 49.9% and
  (ii) a number of shares of Series A non-voting Junior Preferred Stock, par value $.01 per share (the "Preferred Stock"), having the rights, preferences and privileges substantially as set forth in the Certificate of Designations attached as Exhibit A to the Amendment No. 1 to Stock Purchase Agreement, equal to the difference between the number of shares of Common Stock which would have been issued pursuant to the above formula and the number of shares of Common Stock actually issued pursuant to clause (i), above.

    Issuance of Contingent Shares Prior to Tandy Note Settlement. In the event that (a) Contingent Shares are issued pursuant to Amendment No. 1 to Stock Purchase Agreement prior to the maturity of the Tandy Note (as defined below under "ADDITIONAL INFORMATION TO BE FURNISHED--Accounting

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

  Restatement"), (b) the Purchaser is entitled to reimbursement pursuant to the Letter of Credit Agreement and (c) the Purchaser elects, pursuant to the Letter of Credit Agreement, to be reimbursed, in whole or in part, in shares of Common Stock, then to the extent that the number of shares to be issued pursuant to such reimbursement would cause the Purchaser Interest to exceed 49.9%, the Company shall issue, in lieu thereof, to the Purchaser
  (i) such number of shares of Common Stock as will cause the Purchaser Interest to equal 49.9% and (ii) a number of shares of Preferred Stock equal to the difference between the number of shares of Common Stock which would have been issued pursuant to the reimbursement under the Letter of Credit Agreement and the number of shares of Common Stock actually issued pursuant to clause (i), above.

    Additional Closing Condition. No party to any material instrument shall have declared, or shall have notified the Company in writing of its intention to declare, the Company in default or breach (which default or breach has not been cured or waived at or prior to the Closing) under such instrument as a result of the Restatement, where any such declaration would have a material adverse effect, and there shall not have been issued or commenced (and not dismissed) by the Commission any formal order of investigation or formal enforcement proceeding relating to the Restatement or the Accounting Change, nor shall the Commission have notified the Company in writing that it intends imminently to issue or commence any such formal order of investigation or formal enforcement proceeding.

    "Adverse Event" shall mean (i) the settlement by the Company of any litigation, whether now pending or hereafter filed, brought by or on behalf of the holders of shares of Common Stock which, at the time of the settlement, includes one or more claims or causes of action based upon or arising out of the Restatement or the Accounting Change or (ii) the entry of a final judgment, not subject to appeal, by a court of competent jurisdiction against the Company in any litigation, whether now pending or hereafter filed, brought by or on behalf of the holders of shares of Common Stock which, at the time of such judgment, includes one or more claims or causes of action based upon or arising out of the Restatement or the Accounting Change.

    "Excess Loss Amount" shall mean (a) all Specified Amounts theretofore paid by the Company less (b) the sum of (i) $5 million plus (ii) any amounts paid or to be paid to the Company by way of reimbursement, contribution or indemnification by any insurance company or third party. The computation of the Excess Loss Amount shall be made in respect of any second or subsequent Adverse Event on a cumulative basis, taking into account all amounts previously paid by the Company and paid or to be paid to the Company in connection with all previous Adverse Events. In the event that the settlement includes any securities, property or other non-cash consideration to be issued or delivered by the Company the value of such securities, property or other non-cash consideration shall be determined by mutual agreement of the Company and the Purchaser. In the event the Company and the Purchaser shall be unable to reach such agreement after a period of 30 days, such value shall be determined by a nationally recognized investment baking firm to be designated for that purpose by the Company and the Purchaser or, failing agreement on such investment banking firm after an additional period of 10 days, by Merrill Lynch and Salomon Brothers Inc.

    "Market Price" shall mean the average of the closing prices of the Common Stock on the Nasdaq National Market System, or, if the Common Stock is not then quoted on the Nasdaq National Market System, on the principal United States securities exchange or quotation system on which the Common Stock is then listed or quoted, for the period of 20 consecutive trading days beginning on the first trading day following the first public announcement of an Adverse Event; provided, that the Market Price shall not be less than 50% of the closing price of the Common Stock on the Nasdaq National Market System on the date of the Closing of the Second Issuance (the "Reference Price") nor greater than 150% of the Reference Price.

    Since the Contingent Shares will be issued to the Purchaser without the payment of any additional consideration, any such issuance will have a dilutive effect on the other stockholders of the Company. The number of additional shares, if any, that would be issuable to the Purchaser will depend on the amount of any settlement or judgment in any current or future litigation as a result of the Restatement,

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

  available insurance coverage and the Market Price of the Common Stock at the time of any Adverse Event. In light of, among other things, the uncertainty as to whether any litigation would result from the Restatement and uncertainties involved in estimating at the current time the outcome of any current or future litigation, the extent of any such dilution cannot currently be estimated. However, Amendment No. 1 to Stock Purchase Agreement provides that the Market Price that will be used to determine the number of additional shares, if any, will not be lower than 50%, nor greater than 150%, of the closing price of the Common Stock on the Nasdaq National Market System at the closing of the Second Issuance.

    Such Amendment also provides that, in the event that the issuance of the Contingent Shares would cause the Purchaser Interest to exceed the maximum of 49.9% established by the Stockholder Agreement, the number of shares to which the Purchaser is entitled in excess of 49.9% will be issued in the form of shares of the Preferred Stock. Each share of the Preferred Stock will be entitled to dividends in the same amount and at the same time as a share of Common Stock, will be non-voting, except as required by law, and will share equally with the Common Stock in the distribution of any assets upon the dissolution, winding up or liquidation of the Company, after payment to the holders of the Preferred Stock of a preferential amount of $.01 per share. In addition, each share of the Preferred Stock will be convertible into one share of Common Stock at any time after the expiration of the Standstill Period. The foregoing description of Amendment No. 1 to Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the text of Amendment No. 1 to Stock Purchase Agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

  Item 3(b)(2)(ii) is hereby deleted in its entirety and replaced with the following:

 Strategic Alliance Agreement

  Pursuant to the Stock Purchase Agreement, the Company and the Purchaser have entered into the Strategic Alliance Agreement, dated as of February 27, 1995 (the "Strategic Alliance Agreement"), pursuant to which such parties have agreed, subject to the terms and conditions thereof, to negotiate and agree, prior and as a condition precedent to the issuance and sale of the Second Issuance Shares, to various mutually beneficial commercial relationships intended to enhance the business prospects and competitive position of both the Company and the Purchaser. The following description of the Strategic Alliance Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Strategic Alliance Agreement, which has been filed as an exhibit to the Company's Schedule 14D-9 and is incorporated herein by reference.

  The Strategic Alliance Agreement requires the Purchaser and the Company to negotiate and enter into agreements embodying the principles summarized below as a condition to consummating the Second Issuance.

  Component Supply Agreement. Such agreement shall provide that the Purchaser and certain related companies will supply the Company and its subsidiaries with certain components used in the manufacture of the Company's products, including dynamic random access memory chips ("DRAMs"), hard disk drives, monitors and liquid crystal display panels ("LCDs"), with the Company being eligible for supply and terms which, when considered in the aggregate, are at least as favorable as those offered by the Purchaser to its most favored customer group.

  Cooperative Procurement Agreement. Such agreement shall provide a mechanism pursuant to which the Purchaser and the Company will coordinate their purchases from third parties in order to obtain more favorable pricing as a result of leveraging the combined purchasing power of both parties. The Company and the Purchaser shall form a joint procurement committee, which committee shall meet and facilitate the joint procurement efforts.

  Marketing Cooperation Agreement. Such agreement shall provide that the Company and the Purchaser will share expertise to jointly market currently existing and newly developed non-competing products of

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

  each party in order to achieve maximum market penetration for both parties, in a manner consistent with all applicable laws and regulations. The Company and the Purchaser shall form a marketing cooperation team, which team shall plan and execute the marketing cooperation efforts of the parties. Under this agreement, the parties also agree to apply cerain co-branding strategy to certain products, to coordinate the planning and execution of the promotional activities for such co-branded products, and to cooperate in connection with their participation in trade shows.

  OEM Agreements. The parties shall enter into separate agreements with each other governing (i) the Purchaser's Original Equipment Manufacturer ("OEM") supply to the Company and (ii) the Company's OEM supply to the Purchaser. Such agreements shall provide that the Company and the Purchaser will coordinate the utilization of the manufacturing and assembly capacity of each other in connection with personal computers and attachments, parts and accessories thereof (the "Products"). Such agreements include a right of first refusal regarding OEM opportunities offered by the other party and certain technology sharing arrangements. Under the agreement governing the Purchaser's OEM supply to the Company, at a minimum, the Company agreed to buy Products from the Purchaser during calendar year 1996 in the aggregate price amount of $200 million, provided that the Products are approved in advance in writing by the Company as meeting the Company's market needs during calendar year 1996, and that the products are provided with price, allocation, terms and conditions at least as favorable as the Company is able to obtain from other suppliers or the Company's own factories, and that the Purchaser has adequate production capacity available to devote to satisfying the Company's needs for such Products.

  Joint Development and Technical Cooperation Agreement. Such agreement shall provide that the Company and the Purchaser will share expertise in research and product development through technical cooperation in order to jointly develop products in order to reduce "product time to market" for both parties. Both parties shall make reasonable efforts to define, plan and implement at least one (1) joint development project every twelve (12) months for a period of five (5) years in the general areas of personal computers and related components thereto.

  Patent Cross License Agreement. Such agreement shall provide that the Company and the Purchaser will license to each other their respective patents, copyrights, and other intellectual property on a nonexclusive, nontransferable and royalty-free basis, without the right to sublicense third parties, in order to foster rapid product development and low-cost production.

  Employee Exchange Agreement. Such agreement shall provide that the Company and the Purchaser will coordinate a program to provide opportunities for employees of one company to spend time as employees of the other company in order to facilitate a mutual understanding of each party's respective business and corporate culture, and attainment of the mutual goals set forth in the Strategic Alliance Agreement, and provide management advice, assistance and training to each other in areas where each party has particular expertise with respect to areas in which the parties do not compete.

  General Terms Agreement. Such agreement shall provide for general terms which are incorporated into each of the individual agreements (collectively, the "Strategic Agreements") to be entered into pursuant to the Strategic Alliance Agreement. The Company and the Purchaser shall form a top executive committee consisting of two or more directors of each of the parties, which committee shall oversee the Strategic Agreements. The Purchaser's members of such committee shall have the right to attend the Company's management meetings and to report to the Company's Chief Executive Officer to review the status of the Company's business and to provide suggestions.

  Management believes that the activities contemplated under the Strategic Alliance Agreement should be of substantial benefit to the Company. However, while the Strategic Alliance Agreement sets forth the principles agreed by the parties to govern these relationships, the terms of the agreements remain subject to negotiation, although such agreements must be mutually satisfactory to the Company and the Purchaser and must be finalized prior to the Second Issuance. Once agreed to, a substantial amount of time and effort may be required for these relationships with the Purchaser to be established and to develop. Additionally, it is possible that because the Purchaser is a supplier of critical components in a highly competitive marketplace, other suppliers may be less likely to extend attractive terms to the Company, or to do business with or enter into strategic relationships involving the Company. The Company has receive notice from LG Semicon Co., Ltd., formerly known as Goldstar Co., Ltd. ("Goldstar"), one of its suppliers of DRAM, that it will no longer supply such components to the Company, effective April 1995. For the twelve months ended March 31, 1995, Goldstar and its related companies supplied approximately 15% of the Company's DRAM requirements. In the event that the Company is unable to obtain such components from the Purchaser, it will be required to find alternative sources of supply. If it is unable to locate sufficient supply, or if the terms are less favorable than those previously obtained by the Company, the Company's results of operations could be adversely affected.

  In addition, the Purchaser has other business involvements typical of large, multi-national companies and is not based in the United States (although its presence in the United States is significant), and it is possible that some suppliers, customers, employees and others will not react favorably to the proposed arrangements. The reliance by the Company on the Purchaser for significant portions of certain components requirements may reduce the Company's flexibility to respond to changes in the market for personal computers.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  Item 8 is hereby supplemented to add the following:

 Accounting Restatement

  In connection with a review of the Proxy Statement for the Special Meeting by the staff (the "Staff") of the Commission, and after extensive discussions with the Staff, the Company has restated its financial statements for the fiscal year ended July 2, 1994 ("fiscal 1994"), with respect to certain adjustments arising from the Company's acquisition in 1993 of certain assets and liabilities of Tandy Corporation (the "Restatement").

  On July 13, 1993, pursuant to an Agreement for Purchase and Sale of Assets, dated as of June 30, 1993 (the "Purchase Agreement"), between the Company and Tandy Corporation, TE Electronics, Inc. and GRiD Systems Corporation (collectively "Tandy"), the Company acquired certain assets and assumed certain liabilities of Tandy for $105 million (the "TE Acquisition"), consisting of $15 million in cash and a three-year promissory note (the "Tandy Note") with an original principal amount of $90 million. Subsequently, on October 13, 1993, the Company completed the purchase from Tandy of certain assets and the assumption of certain liabilities of Tandy/GRiD France for a purchase price of $5,006,000 (the "GRiD/France Acquisition" and, together with the TE Acquisition, the "Acquisition") which was paid through an increase in the principal amount of the Tandy Note. In addition to four manufacturing facilities located in the United States and Scotland, the assets acquired by the Company from Tandy included the GRiD and Victor brand desktop and non pen-based notebook product lines and the GRiD pen-based product lines. The Company also entered into a three-year agreement to supply personal computers to Tandy Corporation's retail operations.

  The Acquisition was accounted for as a purchase pursuant to Accounting Principles Board Opinion No. 16 ("APB 16"). In accordance with APB 16, the Company, as the acquirer, allocated the cost of the Acquisition (consisting of cash paid, the principal amount of the Tandy Note and liabilities assumed) to the assets and liabilities acquired based on their fair value at the date of Acquisition.

  In connection with the financial statements for the fiscal year ended July 3, 1993 ("fiscal 1993"), the Company made a preliminary purchase price allocation and preliminarily determined that $15 million of the inventory acquired from Tandy was excess and obsolete at the date of the Acquisition. The Company then proceeded to identify, on a product line basis, the inventory acquired and to evaluate the fair value

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

attributable to such inventory. Prior to the Acquisition, the Company had no significant experience in the pen-based segment of the personal computer market, which was small with Tandy being one of the largest participants. Accordingly, in determining the preliminary valuation of the pen-based products inventory, the Company relied on forecasts of demand for such products prepared and provided by Tandy at the time of the Acquisition which projected significant increases in the unit volume of pen-based products. The Company recognized the uncertainties associated with such forecasts but determined that more time was required to evaluate properly whether such forecasts were realistic and to estimate the realizable value of the associated inventory. The Company ultimately determined that the realizable value of the pen-based product inventory was significantly lower than that established in the preliminary valuation and, in the financial statements for fiscal 1994, reallocated approximately $33.6 million of the purchase price from inventory to goodwill and was amortizing such goodwill over a ten-year period.

  However, after extensive discussions with the Staff, the Company's financial statements for the year ended July 2, 1995, have been restated from those originally issued to reflect the $33.6 million reduction in the carrying value of GRiD pen-based products inventories, made in the fourth quarter of fiscal 1995, as a charge to cost of sales rather than an increase in the carrying value of goodwill.

  The Restatement does not impact adversely the Company's working capital and cash flow. The principal effect of any such Restatement is to reduce the Company's net income in the fourth quarter of fiscal 1994 from net income of $14.1 million to a net loss of $8.1 million and, in subsequent periods, to increase pre-tax income by approximately $3.6 million per year due to the reduction in amortization associated with the lower amount of goodwill. In addition, the Company's total assets and shareholders' equity as of July 2, 1994, are reduced by $32.7 million and $22.2 million, respectively; however, there is no decrease in tangible net worth.

  Set forth below are selected financial data relating to the statement of operations and balance sheet data for the fiscal year and the quarter ended July 2, 1994, as previously reported, together with such data as restated.

                   AS REPORTED AND AS RESTATED FINANCIAL DATA

                                                       YEAR ENDED  QUARTER ENDED
                                                      JULY 2, 1994 JULY 2, 1994
AS REPORTED:                                          ------------ -------------
Statement of Income Data
  Total revenue......................................  $2,367,274    $584,505
  Total operating costs and expenses.................   2,280,593     566,790
  Income tax expense.................................      25,503       5,216
  Net income.........................................  $   53,501    $ 14,122
  Net income per share, fully diluted................  $     1.59    $    .41
Balance Sheet Data
  Cash and cash equivalents..........................  $  153,118
  Inventories........................................     333,729
  Goodwill...........................................      61,912
  Total assets.......................................   1,038,312
  Total shareholders' equity.........................     383,954
AS RESTATED:
Statement of Income Data
  Total revenue......................................  $2,367,274    $584,505
  Total operating costs and expenses.................   2,313,285     599,482
  Income tax expense (benefit).......................      15,003      (5,284)
  Net income (loss)..................................  $   31,309    $ (8,070)
  Net income (loss) per share, fully diluted.........  $      .95    $   (.25)
Balance Sheet Data
  Cash and cash equivalents..........................  $  153,118
  Inventories........................................     333,729
  Goodwill...........................................      29,220
  Total assets.......................................   1,005,620
  Total shareholders' equity.........................     361,762

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

  The Company believes that the Restatement does not materially affect the transactions contemplated by the Stock Purchase Agreement and the Transaction Documents since such Restatement does not have any adverse effect on the Company's results of operations or tangible net worth for fiscal 1995 or future periods and is a non-cash adjustment. While the Company cannot anticipate all of the consequences associated with the Restatement, such consequences could include legal action by holders of the Company's securities, including holders currently party to the pending class action litigation described under Note 10 to the financial statements for fiscal 1994. The Company is unable to predict whether any such claims may be made. The Company intends to vigorously defend any claims that may be brought, however, it is not able to predict or quantify the outcome of any such claims or the effect of a restatement on the currently pending class action litigation.

  The Company believes the Restatement does not represent an event of default under the terms of its revolving credit agreements; however, should it be determined that an event of default has occurred, the Company would be required to obtain a waiver of such default. While the Company believes that such a waiver could be obtained, failure to obtain a waiver would have a material adverse effect on the Company.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.
- -----------

Exhibit 1 Amendment No. 1 to Stock Purchase Agreement, dated as of June 1, 1995, by and between AST Research, Inc. and Samsung Electronics Co., Ltd.

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

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 1995

                                          AST Research, Inc.

                                          By:     /s/ Bruce C. Edwards
                                             ----------------------------------
                                             Name:  Bruce C. Edwards
                                             Title: Executive Vice President and
                                                    Chief Financial Officer



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